Sean Hanson

Salem, OR

Authorized to work in the US for any employer

Work Experience

Dentist/Owner

Oregon Smile Care Center - Salem, OR
October 2008 to Present

Owner Dentist. Have taken the company from 480K/year to over 1.6 million this year. We have grown each year I have owned the practice and I am currently searching for doctors to come and help me continue to grow the practice to 6 days a week with evening hours. This will allow me to pursue other endeavors in dentistry and ensure that all of our patients have the highest quality care they want and deserve.

Dentist

Affordable Dental Care - Albany, OR
June 2008 to October 2008

Provide general dental care to patients of doctors who were on summer break. I provided care 5 days a week as well as helped get new doctors acclimated to the flow of a very busy dental office.

Dentist

Brightnow Dental - Salem, OR
2006 to April 2008

General Dentist in a large corporate structured dental office.

Education

DMD in Dental Medicine

Boston University - Boston, MA
August 2002 to May 2006

Bachelor's of Science in General Science, Chemistry Minor

Oregon State University - Corvallis, OR
September 1997 to April 2001

Certifications and Licenses

Oregon Dental License D 8850

March 2018

CPR

April 2018

DEA
October 2020